FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 000-32953

Copamex, S.A. de C.V.
(Translation of Registrant’s name into English)

Montes Apalaches 101
Residencial San Augustín, C.P. 66260
San Pedro Garza García, N.L. México
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Copamex, S.A. de C.V.
(Registrant)

By: /s/ Carlos Luis Díaz Sáenz
Carlos Luis Díaz Sáenz
General Counsel

Date: December 17, 2003

COPAMEX, S.A. DE C.V. & SUBSIDIARIES

Press Release
For Immediate Release

Copamex Divests its Paper Sacks Business

In line with its strategy of focusing on its business of consumer products, corrugated containers and specialty papers, Copamex has entered into an agreement for the sale of its multi-wall sacks and paper bags business to Frantschach Packaging AG. This Austrian company is the number one worldwide producer of paper sacks and a leading supplier in flexible packaging and coating with sales of about EUR 1.9 billion.

The Copamex sacks business holds a leading position in Mexico and exports to Central America, north South America, the United States and Canada. The business has four production plants located in Monterrey, Nuevo León; Chihuahua, Chihuahua; Tehuacán, Puebla; and Guadalajara, Jalisco.

The estimated sales for this business during 2003 are of 917 million Pesos (US $85 million).

The total proceeds that Copamex expects to receive from this transaction equal US $59 million, of which 52 million correspond to assets and US $7 million to working capital recovery. Such proceeds will be used in reduction of debt of the company. This will help the company’s plan to refinance and reduce its debt, thus improving its financial profile.

This transaction comes together with a seven-year paper supply agreement, whereby Copamex will supply paper to Frantschach Packaging AG, in order for the later to satisfy its paper need when operating the business in Mexico.

This transaction is conditioned to regulatory approvals, and is expected to close by mid February 2004.

Fredericks Michael & Co. acted as financial advisor to Copamex in this transaction.